July 25, 2006

Ms. Joyce Sweeney

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Flushing Financial Corporation

Form 10-K for the period ended December 31, 2005

File No. 000-24272

Dear Ms. Sweeney:

We have received the comments, by letter dated June 26, 2005 (the “Comment Letter”), of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above listed filings. For ease of response we have shown each of the Staff’s comments followed by our response.

Asset Quality, Page 10

1.

We note your disclosure on page 11 regarding sales of non-performing loans during the periods presented. Please tell us the amount of proceeds received, gross carrying amount of the loans, and the amount of the related allowance for loans loss, if any, for the loans sold during 2005 and 2004.

Flushing Financial Corporation Response

During 2005 and 2004, we sold loans with a gross carrying amount of $3,088,609 and $4,339,574, respectively. We had not previously recorded a write-down on any of these loans. We received proceeds during 2005 and 2004 of $3,088,609 and $4,339,574, respectively, for the amount due on these loans. Since we received the carrying amount for these loans, there was no charge-off or recovery recorded in the allowance for loan losses.

Allowance for Loan Losses, page 12

2.

We note your disclosure on page 13 that despite the increase in the size of your loan portfolio and the shift to loans with greater risk, you concluded that it was not necessary to record a provision for loan losses during any of the years in the five-year period ended December 31, 2005. We further note your disclosure in page 13 that the increased emphasis in higher risk loans can be expected to increase your overall credit risk, which could result in the need to maintain a higher level of allowance for loan losses. Please tell us and in the future disclose:

•	how increases in the size of your loan portfolio and changes in the mix of your loan portfolio impacted your determination of your allowance for loan losses for each period presented;
•	how increases in non-performing assets impacted your determination of your allowance for loan losses for each period presented;
•	how the decrease in your allowance as a percentage of loans can be correlated with asset quality trends, composition changes in your portfolio, and other factors; and
•	quantify the amount of each component (such as specific, general, unallocated) of your allowance for each period presented.

Flushing Financial Corporation Response

•

Management reviews the Bank’s loan portfolio by separate categories with similar risk and collateral characteristics. These categories primarily consist of the major classifications of loans reported in the financial statements, as shown in the table on page 15 in the Form 10-K. In addition to the categories shown in the table, the loan portfolio is further segregated by commercial business and other loans with collateral and those without collateral. Impaired loans are segregated and reviewed separately. All non-performing loans are classified impaired. Impaired loans secured by collateral are reviewed based on their collateral and the estimated time to recover the Bank’s investment in the loan, and the estimate of the recovery anticipated. For non-collateralized impaired loans, management estimates any recoveries that are anticipated for each loan. Specific reserves are allocated to impaired loans based on this review. The performing portion of the loan portfolio is reviewed based on historical loss trends for each category. This loss trend is updated annually, unless activity in the intervening period indicates a change in this trend. The growth in the portfolio and the change in the mix will result in an adjustment to the amount of the allowance allocated to each category based on the historical loss trend, for each period presented.

•

Non-performing loans are classified as impaired and separately reviewed for impairment, as described above. Specific reserves are allocated to these loans. At December 31, 2005, 2004, 2003, 2002 and 2001, the amount of the allowance allocated as specific reserves to impaired loans was $231,000, $165,000, $133,000, $340,000 and $541,000, respectively. As a result, the changes in non-performing loans has not had a significant effect on the determination of the allowance for each period presented.

•

Asset quality has remained good throughout the five-year period ended December 31, 2005. The local and national economy has improved significantly during this time period. In addition, real estate values have increased significantly during this time period. The Bank’s underwriting standards require a loan-to-value ratio of 70% at a time the loan is originated. Since real estate values have increased significantly during this period, the loan-to-value ratios for loans originated during the beginning of the five-year period have declined below the original 70% level. The rate at which mortgagors have been defaulting on their loans has declined, as the mortgagor’s equity in the property has increased. As a result, the Bank has not incurred losses on mortgage loans during this period. During the 1990s, the Bank incurred significant losses. Since losses have declined from the level of the 1990s, management has reduced the loss ratio utilized to review the reserve in each of the years in the five-year period ended December 31, 2005. Therefore, despite the growth in the portfolio, and a shift to loans which are generally considered more risky, management has not deemed provisions for possible loan losses necessary during this time period. While the percentage of the allowance to total loans has declined, management believes, and the Board of Directors concurs, the allowance is sufficient to provide for losses inherent in the loan portfolio based upon, among other factors, the factors discussed above.

•

Management allocates the allowance as shown in the table on page 15 of the Form 10-K. Specific reserves are those allocated to impaired loans. The amounts for specific, general, and unallocated for each of the periods are presented in the table below.

Date	Specific	General	Unallocated	Total
(dollars in thousands)
12/31/01	$541	$6,044	--	$6,585
12/31/02	$340	$6,241	--	$6,581
12/31/03	$133	$6,420	--	$6,553
12/31/04	$165	$6,368	--	$6,533
12/31/05	$231	$6,154	--	$6,385

3.

We note in your tabular presentation on page 14 regarding the changes in your allowance for loan losses that for each of the last five years you report charge-offs related to “other” loans. Please tell us the nature of the “other” loans charged-off.

Flushing Financial Corporation Response

The amount shown under “other” in the table on page 14 represents charge-offs for Small Business Administration (“SBA”) loans and other small business and consumer loans.

Management further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 718-512-2704, or David Fry, Senior Vice President and Chief Financial Officer at 718-512-2738, should you wish to discuss any aspect of this response.

Very truly yours,

/s/ John R. Buran

John R. Buran

President and Chief Executive Officer

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